EXHIBIT 99.1
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                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                            MARCH 15, 2005
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COMPTON PETROLEUM CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION ("COMPTON") has regulatory approval to commence a new normal course issuer bid to acquire an aggregate amount of up to 6,200,000 common shares in the capital of the Compton. This represents approximately 4.96% of the issued and outstanding common shares of Compton as of March 9, 2005, there being 124,955,306 common shares outstanding as at that date.

The acquisition of the common shares through the normal course issuer bid will occur over a period of 12 months, commencing on March 17, 2005 and ending on March 16, 2006 unless terminated earlier by Compton.

Any shares acquired by Compton under the bid will be on the open market through the facilities of The Toronto Stock Exchange (the "TSX") pursuant to the rules of the TSX governing normal course issuer bids. The price that Compton will pay for any common shares will be the prevailing market price of such shares on the TSX at the time of acquisition. It is Compton's intention to acquire the common shares at prices that represent a discount to underlying net asset value. After the common shares are acquired pursuant to the bid, they will be cancelled by Compton.

The purpose for the acquisition and cancellation of the common shares through the normal course issuer bid is to provide capital appreciation for the benefit of the Compton's shareholders.

The Corporation has previously acquired through a normal course issuer bid that commenced on March 10, 2004 and expired on March 9, 2005, 433,600 common shares at an average cost of $9.28 per share.

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. Comptons's common shares are listed and traded on TSX under the symbol "CMT" and are included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O., Norm G. Knecht, V.P. Finance & C.F.O., or Corinna M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.

Website:  WWW.COMPTONPETROLEUM.COM     Email:  investorinfo@comptonpetroleum.com